UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date June 28, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

June 28, 2022

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES APPROVAL FOR THE ISSUANCE OF SUSTAINABLE PERFORMANCE BONDS

Bancolombia announces that in a meeting held today, the Board of Directors approved the terms and conditions for the issuance of sustainable performance bonds in an amount of up to $640,000,000,000 COP.

The bonds will mature on a date that is 5 years from the date of issuance. Proceeds from the issuance will be used to develop the bank's sustainable finance and purposeful business strategy in compliance with approved regulations. This issuance will be made by means of a public offering aimed at institutional investors authorized to operate in the Segundo Mercado exchange, including multilateral organizations.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the securities law of any such jurisdiction.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta
Corporate VP	Financial VP
Tel.: (571) 4885675	Tel.: (571) 4885934